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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Professional Bancorp, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  743112-10-4

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

          Jay Spellman & Redwood Asset Management, L.P.
                         200 Park Avenue
                           Suite 3900
                    New York, New York 10166

     (Date of Event which Requires Filing of this Statement)

                         August 9, 2000

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 743112-10-4

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Jay Spellman

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF, PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         1,000

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         1,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         .05%

14. Type of Reporting Person

         IN














































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CUSIP No. 743112-10-4

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Redwood Asset Management, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:



9.  Sole Dispositive Power:



10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         0%

14. Type of Reporting Person

         PN














































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The purpose of this Amendment No. 1 to the previously filed

Schedule 13D is to report the disposition of shares of the Common

Stock (the "Shares") of Professional Bancorp, Inc. (the

"Company") made by Jay Spellman and Redwood Assset Management,

L.P. ("Redwood").



Item 1.  Security and Issuer

         This statement relates to shares Common Stock (the

"Shares") of Professional Bancorp, Inc. (the "Company").  The

Company's principal executive office is located at 606 Broadway,

Santa Monica, California, 90401.

Item 2.  Identity and Background

         This statement is being filed on behalf of Jay Spellman

and Redwood Asset Management, L.P. ("Redwood").  The address of

Mr. Spellman and Redwood Asset Management, L.P. is 200 Park

Avenue, Suite 3900, New York, New York 10166.

         Mr. Spellman is a United States Citizen.  Mr. Spellman

is a sole owner of a Delaware corporation which serves as the investment manager to various managed accounts and managing

member of a Delaware limited liability company which serves as the general partner of a private investment partnership.  Redwood

Asset Management, L.P., a limited partnership organized under the laws of the State of Delaware, is a private investment

partnership.






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         Neither Mr. Spellman nor Redwood has, during the last

five years, been convicted in any criminal proceeding.

         Neither Mr. Spellman nor Redwood has, during the last

five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of,

or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Spellman may be deemed to

beneficially own 1,000 Shares and Redwood may be deemed to

benefially own 0 Shares.  Shares were purchased in open market transactions.  The funds for the purchase of the Shares held by

Redwood came from its working capital.  The funds for the

purchase of the Shares held by Mr. Spellman came from the working capital of each of the managed accounts and the private

investment partnership that are managed by entities that Mr.

Spellman controls and from his own personal funds.  Redwood uses margin in the ordinary course of its business.  Mr. Spellman did not use borrowed funds in connection with the purchase of Shares.

Item 4.  Purpose of Transaction

         N/A








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Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Spellman is the beneficial

owner of 1,000 Shares of the Company.  Based on the Company's

latest 10-Q, as of June 30, 2000 there were a total of 2,030,754 outstanding Shares.  Therefore, Mr. Spellman beneficially owns

0.05% of the outstanding Shares.  Mr. Spellman has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares of the Company that are currently beneficially owned by him.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         As of October 23, 1998 Mr. Spellman and Redwood

reserve the right to jointly vote all of the Shares each

owns.

Item 7.  Material to be Filed as Exhibits

         A joint acquisition statement is filed herewith as

Exhibit A.  A description of the transactions in the Shares

that were effected by Mr. Spellman and Redwood over the past

60 days is filed herewith as Exhibit B.

Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.


  August 21, 2000
    Date


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                           /s/ Jay Spellman
                           _____________________________
                           Jay Spellman


                           Redwood Asset Management, L.P.
                           By: Steven Braverman, General Partner


                           /s/ Steven Braverman
                           _____________________________
                           Steven Braverman









































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                                                        EXHIBIT A


                     JOINT FILING STATEMENT
                    PURSUANT TO RULE 13D-1(f)


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  August 21, 2000




                           /s/ Jay Spellman
                           _____________________________
                           Jay Spellman


                           Redwood Asset Management, L.P.
                           By: Steven Braverman, General Partner



                           /s/ Steven Braverman
                           _____________________________
                           Steven Braverman














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                                       EXHIBIT B


         Sale          Number          Price
          Date         of Shares       per Share

         3/22/00       11,800          $4.91

         8/9/00        128,100          7.0325












































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02228002.AB8